Northern Lights Fund Trust

450 Wireless Blvd.

Hauppauge, New York 11788

                                    April 27, 2010

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Northern Lights Fund Trust (CIK No. 1314414, 1933 Act File No. 333-122917 and 1940 Act File No. 811-21720) Request for Withdrawal of Amendments to Registration Statement on Form N-1A

Dear Sir or Madam:

Northern Lights Fund Trust (the “Trust”), on behalf of the 13D Activist Fund and Chadwick & D’Amato Fund, has determined that the amendment filed pursuant to Rule 485(a) on each fund’s behalf on March 31, 2010 (accession number 0000910472-10-000302) was made in error.  The Trust, on behalf of the 13D Activist Fund, has also determined that the amendment filed pursuant to Rule 485(a) on the fund’s behalf on April 9, 2010 (accession number 0000910472-10-000377) was made in error.  Therefore, it is in the best interests of the Trust and the public that each filing be withdrawn.  Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the each amendment be withdrawn.

Please direct any questions concerning this letter to JoAnn Strasser, of Thompson Hine LLP, counsel to the Trust at (513) 352-6700.

Very truly yours,
/s/ Emile Molineaux
Emile Molineaux
Secretary, Northern Lights Fund Trust

cc:	Mary Cole, Securities and Exchange Commission